July 14, 2011

VIA EDGAR David R. Humphrey Accounting Branch Chief Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street N.E. Washington, DC 20549

Re:	Frontline Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed April 4, 2011
File No. 001-16601

Dear Mr. Humphrey:

On behalf of Frontline Ltd. (the "Company"), we submit this response to your letter dated June 30, 2011, in which the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") presented comments relating to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2010. The Company's responses, together with the Staff's comments, are set forth below.

Form 20-F for the Year Ended December 31, 2010

Change in Accounting Estimate, page 39

1.	Please tell us why the historical scrap price per ton was significantly different for VLCC and Suezmax tankers, and why these scrap prices have now converged.

Up to July 1, 2009, the Company used the average scrap price for tanker steel across the three main markets (the Far East, India and Bangladesh) for the 12-month period preceding the date of the vessel's acquisition. This policy was applied to nine VLCC tankers, six of which were acquired between November 1998 and November 2000, one that was acquired in 2006 and two that were acquired in 2009 resulting in scrap prices ranging from $147 per ton to $378 per ton and an average scrap price of $222 per ton. This policy was also applied to one Suezmax tanker acquired in April 2006 and five Suezmax tankers, which were acquired in June 2008 resulting in an average scrap price of $378 per ton.

David R. Humphrey
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
July 14, 2011

While the Company believed that these scrap prices were reasonable estimates of scrap prices to be used in the residual value calculations based on a policy that had been consistently applied, the Company decided to effect a change in estimate for all of these vessels in order to resolve the inconsistencies between the scrap prices being used for its VLCC and Suezmax tankers.

Liquidity and Capital Resources

Borrowing Activity, page 54

2.
We note from your disclosure in Risk Factors on page 12, as well as your disclosure at the bottom of page 54, that certain of your credit facilities contain "loan-to-value" clauses, and that such clauses could require you to post collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of these agreements decrease below required levels. Due to the volatility in vessel market values, please consider revising this section to include the results of your calculations as part of your discussion of liquidity. Such discussion would provide greater insight into the likelihood of a covenant violation. Such disclosure may include the exact calculation and aggregate market value of vessels as compared to the outstanding balance and/or a sensitivity analysis discussing the impact that a 10% change in vessel market value may have on your continued compliance with the covenant.

The Company confirms that it will include disclosure in future filings in response to this comment.

4.5% Convertible Bonds due 2015, page F-22

3.
Please tell us how changes in conversion price due to dividend declaration are determined. We note from your disclosure here that not all dividend declarations result in reductions to the conversion price.

Whenever the Company pays a dividend, the conversion price is adjusted by multiplying the conversion price in force immediately prior to the relevant dividend by the following fraction;

A – B
   A

where "A" is the Current Market Price (meaning in respect of a share at a particular date, the average of the Volume Weighted Average Price of a Share for the five consecutive Dealing Days ending on the Dealing Day immediately preceding such date) of one share on the first date on which the shares are traded ex-dividend and "B" is the dividend per share.

David R. Humphrey
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
July 14, 2011

Such adjustment shall become effective on the first date on which the shares are traded ex-dividend. On any adjustment, the resultant conversion price, if not an integral multiple of $0.0001, shall be rounded down to the nearest whole multiple of $0.0001. No adjustment shall be made to the conversion price where such adjustment (rounded down if applicable) would be less than one per cent of the conversion price then in effect.

The conversion price was adjusted from $39.00 to $38.0895 per share effective June 2, 2010, following the $0.75 per share dividend declaration on May 21, 2010, as a result of the following calculation (39.00*((32.12566532-0.75)/32.12566532)). The conversion price was adjusted from $38.0895 to $37.0483 per share effective September 8, 2010, following the $0.75 per share dividend declaration on August 27, following a similar calculation. The dividend declaration on November 24, 2010 did not trigger an adjustment to the conversion price, however, because the calculated adjustment was below the one per cent adjustment threshold. The Company declared a dividend of $0.10 per share on February 21, 2011, which together with the November 24, 2010 dividend declaration, resulted in a calculated adjustment of the conversion price above the one per cent adjustment threshold. Consequently, the conversion price was adjusted from $37.0483 to $36.5567 per share effective March 7, 2011, following a similar calculation to that described above.

The Company will expand the disclosure in future filings to explain that there is no adjustment to the conversion price where such adjustment would be less than one per cent of the conversion price then in effect and that any adjustment not required to be made shall be carried forward and taken into account in any subsequent adjustment.

____________________

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to the disclosure in response Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

____________________

David R. Humphrey
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
July 14, 2011

If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (212) 574-1223 or Keith Billotti, Esq. at (212) 574-1274.

Very truly yours, SEWARD & KISSEL, LLP By:/s/ Gary J. Wolfe Gary J. Wolfe, Esq.
cc:Amy Geddes Division of Corporate Finance Securities and Exchange Commission Inger M. Klemp Chief Financial Officer Frontline Ltd.